Exhibit 99.(a)(5)(A)

Dassault Systèmes to Acquire Exa Corporation

•                  Strengthens Simulation Portfolio with Next Generation Fluid Dynamics Capabilities on the 3DEXPERIENCE Platform

•                  Proven Technology and Industrialized Solutions Available to Customers in All Industries

•                  Companies’ Complementary Strengths Expand Power of Digital Engineering Throughout Value-Chain

VELIZY-VILLACOUBLAY, France — September 28, 2017  — Dassault Systèmes (Euronext Paris: #13065, DSY.PA) and Exa Corporation (NASDAQ:EXA), a global innovator in simulation software for product engineering, today announced the signing of a definitive merger agreement for Dassault Systèmes to acquire Burlington, Massachusetts-based Exa. Under the terms of the merger agreement, unanimously approved by Exa’s Board of Directors, a subsidiary of Dassault Systèmes will commence a tender offer within the next 10 business days to acquire all of the issued and outstanding shares of Exa common stock for a price of $24.25 per share payable in cash upon completion of the offer. This represents a fully diluted equity value for Exa of approximately $400 million. Exa’s fiscal year ended January 31, 2017 and its revenue was $72 million.

With the addition of Exa, Dassault Systèmes’ 3DEXPERIENCE platform will provide customers with a proven, diverse portfolio of combined Lattice Boltzmann fluid simulation technologies, as well as Exa’s fully industrialized solutions and nearly 350 highly experienced simulation professionals. This set of solutions solves challenging fluids problems faster and more accurately than traditional methods for aerodynamics, aeroacoustics, thermal management, and a growing list of applications in other industries.

Exa’s software is used by designers and engineers at more than 150 leading companies in transportation and mobility, as well as aerospace and defense, natural resources, and others to evaluate highly dynamic fluid flow throughout the design process.  Customers include BMW, Tesla, Toyota, NASA, Embraer, British Petroleum, and others. Nearly every transportation and mobility manufacturer uses Exa’s solutions to simulate aerodynamic flow, aeroacoustics, and thermal management.

Simulation of fluid flow, such as the cooling of an engine or the lift of a wing, is a necessary component of simulating the physical behavior of products, nature and life. For the many situations where fluid flow conditions change rapidly, simulation of dynamically variable flows is critical to accurate assessments of a product and its behavior in its environment. For these applications, the combination of Exa’s accuracy and timeliness provides results that are superior to those of alternative fluid simulation methods.

While providing continuity for Exa’s customers, Dassault Systèmes will integrate Exa’s solutions into its existing portfolio of industry solution experiences. This will offer a new industry standard in multiphysics and multiscale simulation.  Combining the two companies greatly enhances collaboration with customers, facilitating the ability to offer integrated solutions and simplify both commercial and technical interactions. Customers will be able to quickly create and analyze fluid behavioral models that simulate highly dynamic fluid flow across a wide range of applications.

“Both Dassault Systèmes and Exa believe in the value of an integrated focus on science and industry. It is a critical part of our commitment to delivering 3DEXPERIENCE universes that harmonize products, nature and life. Simulation of dynamic fluid flow is an important part of our multiphysics and multiscale simulation strategy,” said Bernard Charlès, Vice Chairman and CEO, Dassault Systèmes. “With Exa’s valuable application knowledge in transportation and mobility and other industry verticals, we will accelerate our delivery of industry solution experiences to benefit our existing and future customers.”

“Exa’s proven Lattice Boltzmann simulation technologies and extensive professional and industrial expertise are why we’ve been successful in leading the highly dynamic flow simulation market,” said Stephen Remondi, President and Chief Executive Officer of Exa Corporation. “Becoming part of Dassault Systèmes’ 3DEXPERIENCE platform and SIMULIA portfolio will bring enormous value to our customers in all industries.”

Completion of the transaction is expected in the fourth quarter of 2017, subject to the satisfaction of customary closing conditions, including required regulatory approvals. The transaction will be accretive to Dassault Systèmes’ earnings.

Foros acted as financial advisor and Shearman & Sterling LLP as legal counsel to Dassault Systèmes in connection with the transaction.

Today’s Conference Call Information

Today, Thursday, September 28, 2017, Dassault Systèmes and Exa will host a joint conference call at 11:45 AM New York time/ 4:45 PM London time/ 5:45 PM Paris time. The conference call will be available via the Internet by accessing http://www.3ds.com/investors/. Please go to the website at least 15 minutes prior to the conference call to register, download and install any necessary audio software. The conference call will be archived for one year.

Important Information

Important additional information will be filed with the U.S. Securities and Exchange Commission. This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that 3DS Acquisition 3 Corp. (“Offeror”) will file with the U.S. Securities Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and Exa Corporation thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation statement, as they may be amended from time to time, will contain important information. Holders of shares of common stock of Exa Corporation are urged to read these documents carefully when they become available because they will contain important information, including the various Terms of, and Conditions to the tender offer, that holders of common stock of Exa Corporation should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of common stock of Exa Corporation at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the tender offer who will be named by the Offeror in the tender offer materials.

Forward-looking Statements

The foregoing communication may contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcome expressed or implied in the forward-looking statements in this communication. While Dassault Systèmes believes that the assumptions made and the expectations reflected in this material are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause Dassault Systèmes’ actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this material whether as a result of new information, future events or otherwise.

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations.  Its world-leading solutions transform the way products are designed, produced, and supported.  Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world.  The group brings value to over 220,000 customers of all sizes, in all industries, in more than 140 countries.  For more information, visit www.3ds.com.

3DEXPERIENCE, the Compass logo and the 3DS logo, CATIA, SOLIDWORKS, ENOVIA, DELMIA, SIMULIA, GEOVIA, EXALEAD, 3D VIA, BIOVIA, NETVIBES and 3DEXCITE are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts

Corporate	F-J BORDONADO/ B. MARTINEZ	investors@3ds.com	+33 (0) 1 61 62 69 24
North America	Michele KATZ	michele.katz@3ds.com

Dassault Systèmes Press Contacts

Corporate / France	Arnaud MALHERBE	arnaud.malherbe@3ds.com	+33 (0)1 61 62 87 73
North America	Suzanne MORAN	suzanne.moran@3ds.com	+1 (781) 810 3774
EMEAR	Virginie BLINDENBERG	virginie.blindenberg@3ds.com	+33 (0) 1 61 62 84 21
China	Grace MU	grace.mu@3ds.com	+86 10 6536 2288
Japan	Yukiko SATO	yukiko.sato@3ds.com	+81 3 4321 3841
Korea	Myoungjoo CHOI	myoungjoo.choi@3ds.com	+82 10 8947 6493
India	Seema SIDDIQUI	seema.siddiqui@3ds.com	+91 1244 577 100
AP South	Tricia SIM	tricia.sim@3ds.com	+65 6511 7954